                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549

                                  SCHEDULE 13G

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                               (AMENDMENT NO. 1)

                             MURPHY OIL CORPORATION
                                (NAME OF ISSUER)

                                  COMMON STOCK
                         (TITLE OF CLASS OF SECURITIES)

                                  626717 10 2
                                 (CUSIP NUMBER)


Check the following box if a fee is being paid with the statement: [ ] (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1: and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13G


CUSIP NO:  626717 10 2

1.       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         First United Bancshares, Inc. # 71-0548646

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                            [x]      (a)
                                                                                     [ ]      (b)

3.       SEC USE ONLY _____________________________________________________

4.       CITIZENSHIP OR PLACE OF ORGANIZATION                                   Arkansas

Number of Shares Beneficially owned by Each Reporting Person With:

         5.      SOLE VOTING POWER                                              74,425

         6.      SHARED VOTING POWER                                         2,471,353

         7.      SOLE DISPOSITIVE POWER                                         66,622

         8.      SHARED DISPOSITIVE POWER                                    2,479,156

9.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY                              2,545,778  (1)
         EACH REPORTING PERSON

10.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9
         EXCLUDES CERTAIN SHARES                                                [ ]

11.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9                     5.6841843%

12.      TYPE OF REPORTING PERSON                                               HC

         (1) The shares reported hereunder by reporting person are held in various trust accounts administered by First National Bank of El Dorado and First National Bank of Magnolia, both wholly-owned subsidiaries of reporting person. As such reporting person is filing this Schedule 13G on behalf of the above-named subsidiaries pursuant to Regulation 240.13d-1(f)(1), and for the purposes of Section 13(g) of the Securities Exchange Act, expressly disclaims beneficial ownership of any securities covered by this statement. In accordance with Regulation 240.13d-1(f)(1), see Exhibit 1 attached hereto which is an agreement reflecting that this statement is filed on behalf of the above-mentioned subsidiaries.

                                  SCHEDULE 13G



CUSIP NO:  626717 10 2

1.       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         First National Bank of El Dorado, (Trust Department) # 71-0051124

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                            [x]      (a)
                                                                                     [ ]      (b)


3.       SEC USE ONLY _____________________________________________________

4.       CITIZENSHIP OR PLACE OF ORGANIZATION                                United States

Number of Shares Beneficially owned by Each Reporting Person With:

         5.      SOLE VOTING POWER                                              74,415

         6.      SHARED VOTING POWER                                         2,471,353

         7.      SOLE DISPOSITIVE POWER                                         66,612

         8.      SHARED DISPOSITIVE POWER                                    2,479,156

9.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY                              2,545,768  (1)
         EACH REPORTING PERSON

10.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9
         EXCLUDES CERTAIN SHARES                                                [ ]

11.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9                     5.684162%

12.      TYPE OF REPORTING PERSON                                               BK


         (1) The shares reported hereunder by First National Bank of El Dorado are held in trust and voted by the bank as Trustee.

                                  SCHEDULE 13G



CUSIP NO:  626717 10 2

1.       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         First National Bank of Magnolia, (Trust Department) # 71-0112175
2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                            [x]      (a)
                                                                                     [ ]      (b)


3.       SEC USE ONLY _____________________________________________________

4.       CITIZENSHIP OR PLACE OF ORGANIZATION                                   United States

Number of Shares Beneficially owned by Each Reporting Person With:

         5.      SOLE VOTING POWER                                                   10  (1)

         6.      SHARED VOTING POWER                                                 -0-

         7.      SOLE DISPOSITIVE POWER                                              10

         8.      SHARED DISPOSITIVE POWER                                            -0-

9.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY                                      10
         EACH REPORTING PERSON

10.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9
         EXCLUDES CERTAIN SHARES                                                      [ ]

11.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9                        .000022%

12.      TYPE OF REPORTING PERSON                                                    BK


         (1) The shares reported hereunder by First National Bank of Magnolia are held in trust and voted by the bank as Trustee.

Item 1(a)        Name of Issuer:  Murphy Oil Corporation.

Item 1(b)        Address of Issuer's Principal Executive Offices:

                                           200 Peach Street
                                           El Dorado, Arkansas 71730

Item 2(a)        Name of Persons Filing:

                                           First United Bancshares, Inc.
                                           First National Bank of El Dorado
                                           First National Bank of Magnolia

Item 2(b)        Address of Principal Business Office or, if none, Residence:

First United Bancshares, Inc.     First National Bank of El Dorado           First National Bank of Magnolia
Main and Washington Streets       Main and Washington Streets                101 South Court Square
El Dorado, Arkansas 71730         El Dorado, Arkansas  71730                 Magnolia, Arkansas  71753

Item 2(c)        Citizenship:     (See Item 4 of each cover page hereto)

Item 2(d)        Title of Class of Securities:

                                  Common Stock

Item 2(e)        CUSIP Number:    626717 10 2

Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is a:

                 (a)      [ ]     Broker or Dealer registered under Section 15
                                  of the Act
                 (b)      [ ]     Bank as defined in section 3(a)(6)
                                  of the Act
                 (c)      [ ]     Insurance Company as defined in
                                  section 3(a)(19) of the Act
                 (d)      [ ]     Investment Company registered under section
                                  8 of the Investment Company Act
                 (e)      [ ]     Investment Adviser registered under
                                  section 203 of the Investment Advisers Act of
                                  1940
                 (f)      [ ]     Employee Benefit Plan, Pension Fund which is
                                  subject to the provisions of the Employee
                                  Retirement Income Security Act of 1974 or
                                  Endowment Fund; See SECTION 240.13d-1(b) (1)
                                  (ii) (F)
                 (g)      [X]     Parent Holding Company, in accordance with
                                  SECTION 240.13d-1(b) (ii) (G)

If this Statement is filed pursuant to Rule 13d-1(b) (2), check this box:   [ ]

Item 4. Ownership

         (a) Amount Beneficially Owned: (See Item 9 of each cover page hereto)

         (b)     Percent of Class:           (See Item 11 of each cover page
                 hereto)

         (c)     Number of Shares as to which such person has:

                 (i)      sole power to vote or to direct the vote        *

                 (ii)     shared power to vote or to direct the vote      *

                 (iii)    sole power to dispose or to direct the
                          disposition of                                  *

                 (iv)     shared power to dispose or direct the
                          disposition of                                  *

         *       (See Items 5-8 of each cover page hereto.)

Item 5.          Ownership of Five Percent or Less of a Class

                          Not Applicable

Item 6.          Ownership of More than Five Percent on Behalf of Another
                 Person

                          Not Applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company

                 The Schedule is being filed by First United Bancshares, Inc. on behalf of its two wholly owned subsidiaries, First National Bank of El Dorado and First National Bank of Magnolia, both of which are national banking associations and both of which hold the Issuer's common stock as trustee for various beneficiaries pursuant to granted trust authority.

Item 8.          Identification and Classification of Members of the Group

                          See Item 2(a) above and each cover page hereto.

Item 9.          Notice of Dissolution of Group

                          Not Applicable

Item 10.         Certification

                          Not Applicable

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                                January 26     , 1995
                                           --------------------


                                           FIRST UNITED BANCSHARES, INC.



                                           BY:     /S/ John E. Burns
                                               ---------------------------------
                                                   John E. Burns
                                                   Vice President and Chief
                                                   Financial Officer

                                   EXHIBIT 1



                                   Agreement



         In accordance with 17 C.F.R. Section 240.13d-1(f)(1)(iii), we hereby agree and consent to the filing of the Schedule 13G by First United Bancshares, Inc. on each of our behalf regarding the beneficial ownership of the common stock of Murphy Oil Corporation, said stock held in trust pursuant to granted trust authority.


                                  FIRST NATIONAL BANK OF EL DORADO



                                  By:     /S/ Richard P. Clark, II
                                     ------------------------------------------

                                  Title:  Senior Vice President & Trust Manager
                                        ---------------------------------------



                                  FIRST NATIONAL BANK OF MAGNOLIA



                                  By:     /S/ Homer F. Greer, Jr.
                                     ------------------------------------------

                                  Title:  Senior Vice President & Trust Officer
                                        ---------------------------------------